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                           May 20, 2024

       Ellen Ingersoll
       Chief Financial Officer
       Viad Corp
       7000 East 1st Avenue
       Scottsdale, AZ 85251-4304

                                                        Re: Viad Corp
                                                            Form 10-K For
Fiscal Year Ended December 31, 2023
                                                            File No. 001-11015

       Dear Ellen Ingersoll:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K For Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measure, page 27

   1. We note your present total segment operating income, which is a non-GAAP measure and should be reconciled to
the most directly comparable GAAP measure. However, once
                                                        reconciled it would
appear such measure may include adjustments that are inconsistent with the applicable
non-GAAP guidance. In this regard, adjusting for    Corporate
                                                        expenses appears to
present non-GAAP measures that exclude normal, recurring, cash operating expenses.
Therefore, please revise to remove this measure from your periodic filings, and Form 8-K
earnings releases. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01
and 104.04 of the non-GAAP C&DIs.
 Ellen Ingersoll
FirstName
Viad Corp LastNameEllen Ingersoll
Comapany
May        NameViad Corp
     20, 2024
May 20,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398, if you
have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services